SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
CNPJ n.º 33.042.730/0001 -04
NIRE 33.3.001.159 5

NOTICE TO THE SHAREHOLDERS
PAYMENT OF INTERESTS ON SHARE CAPITAL
AND DIVIDENDS

Considering that the shareholders of Companhia Siderúrgica Nacional approved in Annual General Meeting held on April 28, 2006, the payment of (i) R$259,403,986.97 (two hundred fifty nine million, four hundred three thousand, nine hundred and eighty six reais and ninety seven cents), as interests on share capital; and (ii) R$127,868,085.31 (one hundred twenty seven million, eight hundred sixty eight thousand, eighty five reais and thirty one cents), as dividends, we inform the Shareholders of the following:

1. Interests on Share Capital and Income Tax: The Shareholders registered with the Depositary Institution, on April 28, 2006, are eligible to receive Interest on Share Capital in the gross amount of R$ 1.00773 per share, amount which is subject to Withholding Income Tax at the rate of 15% (fifteen percent), except for the shareholders domiciled in country that does not tax the income or taxes at the maximum rate lower than 20% (twenty percent), which, in this case, are subject to the Withholding Income Tax at the rate of 25% (twenty five percent), as per set forth in Article 8 of Law 9,779/99. Considering the rate of 15%, the amount paid, net of Withholding Income Tax, will be of $ 0.8565705 per share. Immune or exempt entities, reached by articles 12 and 15 of Law No. 9,532/97, that are supported by judicial measure or decision determining not to withhold and not to pay the referred tax, specifically on payment of interests on share capital, shall submit, again, to CSN, until May 4, 2006: (i) copy of the same certified by the respective Court Registry; and (ii) letter addressed to CSN, whereby they expressly assume the commitment of: (a) informing, within 24 hours from being notified, eventual reform or annulment of said measure or decision; and (b) reimbursing CSN the tax and all other charges that may eventually be demanded, as a result of referred to payment, within 3 (three) working days from the notification made by CSN. Private pension entities, insurance companies and FAPI, are released, as of January 1st, 2005, of withholding and paying in separately the income tax over profits and gains accrued in its applications of provisions resources, technical reserves and benefit plan funds, according to Article 5 MP 209 as of August 26, 2004.

2. Dividends: The shareholders registered with the depositary institution, on April 28, 2006, are eligible to receive dividends at the proportion of R$ 0.49674 per share.

3. Instructions regarding Credit of Interests and Dividends: The Shareholders will have the amounts corresponding to the interests and dividends available as of May 8, 2006, without monetary adjustment, in their banking domiciles, as informed to the Depositary Institution, Itaú Corretora de Valores S.A. The Shareholders users of the fiduciary custody will have their interests and dividends credited in accordance with the proceedings adopted by the Stock Market. The Shareholders, whose registries do not have the CPF/CNPJ enrollment number or the indication of the “Bank/Branch/Account”, will have its interests and dividends credited, within 3 (three) working days, as of the due regularization of the respective registries with the branches of Banco Itaú S.A., or by means of letter addressed to Superintendência de Serviços a Acionistas da Itaú Corretora de Valores S.A., located at Rua Boa Vista, 185 – 6º andar – São Paulo – SP – CEP: 01092-900.

4. Service Locations: Branches of Banco Itáu S.A., Shareholders services division, during banking hours.

Rio de Janeiro, April 28, 2006.

Benjamin Steinbruch

________________________________________
Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.